ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill / Celeste Murphy – Legal
Christine Wong / Mary Mast – Accounting

Re:	LianBio
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted August 9, 2021
CIK No. 0001831283

Ladies and Gentlemen:

On behalf of LianBio (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-referenced Amendment No. 1 to Draft Registration Statement confidentially submitted to the Commission on August 9, 2021 (the “Amendment No. 1”). Amendment No. 2 reflects revisions to Amendment No. 1 made in response to the comment letter to Yizhe Wang, Ph.D., Chief Executive Officer of the Company, dated August 19, 2021 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For reference purposes, the comments contained in the Staff’s letter dated August 19, 2021 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 2. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 2.

Securities and Exchange Commission	- 2 -	September 1, 2021

Cover Page

1.    Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page and page 8 of Amendment No. 2 to add prominent disclosure regarding the legal and operational risks associated with having the majority of its operations in China and Hong Kong.

2.    Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page of Amendment 2 to clarify that LianBio, a Cayman Islands exempted company headquartered and with operations in both the United States and China, is the entity whose interests are being sold. In addition, the Company supplemented its disclosure on pages 9 and 10 of Amendment No. 2 to clarify which of the Company’s entities are operating entities and to disclose that the Company does not currently have any variable interest entities. The Company advises the Staff that if in the future it has variable interest entities it will add disclosure as to which entities are variable interest entities, including disclosure about the risks inherent in companies with variable interest entity structures.

Securities and Exchange Commission	- 3 -	September 1, 2021

3.    Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page and page 8 of Amendment No. 2 to add prominent disclosure regarding the legal and operational risks associated with having the majority of its operations in China and Hong Kong.

Prospectus Summary, page 1

4.    Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of you or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 to disclose that while the Company is not currently required to obtain approval or permission from the CSRC, CAC or any other PRC regulatory authority, this does not guarantee that the Company will not be required to obtain such approval or permissions in the future.

5.    Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response to Comment 5:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on pages 10 and 55 in response to the Staff’s comment.

Securities and Exchange Commission	- 4 -	September 1, 2021

Our Pipeline, page 2

6.    We note your response to our prior comment number 2, which we reissue in part. Specifically with respect to your pipeline table at pages 2 and 122, please revise to ensure that all text is large enough to be easily legible.

Response to Comment 6:

The Company acknowledges the Staff’s comment and has revised its pipeline table on pages 2 and 129 of Amendment 2.

7.    We note the revisions to your pipeline table in response to prior comment 3. In this regard, please address the following:

•

We note you have added disclosure in the “Next Step in China” column of the pipeline table regarding the Company’s plans to “join BMS future global Phase 3 trials” for mavacamten in the treatment of nHCM and HFpEF. However, we note that narrative disclosure on pages 3, 125, 130, and 134-135, which generally indicates that the Company intends to develop mavacamten in its licensed territories for these indications, does not describe the Company’s intentions or goals with respect to joining these development programs in any detail. To add context supporting your pipeline table, please revise your narrative disclosures throughout the registration statement to address how the Company plans to pursue the development of mavacamten for the treatment of nHCM and FffpEF, including its intended involvement in future BMS global Phase 3 trials.

•

We note that you appear to have indicated “N/A” in the “Next Step in China” column of the pipeline table for NBTXR3 for the treatment of soft tissue sarcoma (STS). We also note disclosure on page 125 and 139 generally indicating that you plan to join the NBTXR3 development program by enrolling patients in China in certain of Nanobiotix’s potential future global pivotal trials, beginning with Nanobiotix’s announced planned Phase 3 NANORAY-312 clinical trial in locally advanced head and neck cancer. However, it is not clear from these disclosures whether your participation in the NBTXR3 development program involves the STS indication. If the Company will not be involved in the further development or commercialization of NBTXR3 for STS in its licensed jurisdictions, it would appear that this program is not sufficiently material to your operations to warrant inclusion in the pipeline table. Please explain why you believe it is appropriate to include NBTXR3 for STS in the pipeline table, making clarifying revisions to your narrative disclosures throughout the registration statement as appropriate, or remove.

•

In Footnote 2 to the pipeline table, and elsewhere in the registration statement, please remove the reference to NBTXR3’s CE Mark approval “allowing for commercialization in 27 countries,” as these countries are not in the Company’s licensed territory. Instead, similar to your disclosures on pages 3 and 123, please simply state that NBTXR3 has received CE mark approval in the European Union, which is not in your licensed territory, for the treatment of locally advanced STS. Additionally, for consistency, on page 123 and in certain other places throughout your registration statement, please add disclosure indicating where approvals in certain jurisdictions are not in your licensed territories for your product candidates.

Securities and Exchange Commission	- 5 -	September 1, 2021

•

We acknowledge your response to prior comment 4. We now note that you have not disclosed anything in the “Next Step in China” column of the pipeline table for infigratinib for second-line CCA, and that the arrow shows that the product is “approved” for this indication. While we note footnote 3 stating that infigratinib’s approval in the United States is not within your licensed territory, the visual depiction in combination with the lack of disclosure regarding next steps may be misleading and imply that the Company has no further steps left to take to commercialize infigratinib in China. We note your revised disclosure on pages 126, 144 and 146 indicating that you “intend to pursue commercialization and registration strategies in [your] territories for infigratinib” in second-line CCA. Please revise these disclosures, as well as infigratinib disclosures in your prospectus summary and pipeline table, to provide more context regarding how you intend to pursue commercialization and registration in your territories, including when you anticipate taking the next step toward this goal.

Response to Comment 7:

The Company acknowledges the Staff’s comment and offers the below responses:

•

In response to the Staff’s comment with regards to the “Next Step in China” column in relation to mavacamten, the Company revised the pipeline chart on pages 2 and 129 of Amendment 2 to make that column consistent with the narrative disclosure located throughout Amendment 2.

•

In response to the Staff’s comments with regards to NBTXR3, the Company has revised the footnote to the pipeline table relating to NBTXR3 on pages 2 and 129 of Amendment 2 to (i) remove the reference to the potential for commercialization in 27 counties in connection with the CE mark approval and (ii) add clarification that the Company is not currently pursuing the indication relating to STS in China. Additionally, the Company has revised pages 3, 130 and 146 to clarify where relevant regulatory approvals are not within the Company’s licensed territories.

•

In response to the Staff’s comment with regards to the “Next Step in China” column in relation to infigratinib, the Company has revised the pipeline chart on pages 2 and 129 of Amendment 2 to indicate the planned next step of conducting a registration enabling study and has also revised pages 133 and 151 through 153 to remove references to pursuing commercialization of infigratinib.

Securities and Exchange Commission	- 6 -	September 1, 2021

Our Strengths, page 4

8.    We note your response to prior comment 6. The majority of the investors listed on pages 5 and 125 of the amendment are not disclosed in the principal stockholder table, and you have not undertaken to provide updated information with respect to any changes these investors make with respect to investments in the Company either prior to the launch of the IPO or post-IPO. You have indicated your belief that such entities are “significant” to the Company since your relationships with your “broader investor base position[s] [you] to access and capture attractive business development opportunities,” as you have described on pages 1 and 121 of the amendment. Yet, while such relationships with investors may be significant to the Company, this does not necessarily mean they are material to potential investors in your offering. For these reasons, the specific identities of those entities not listed in the principal stockholder table do not appear appropriate for inclusion in the Summary of the registration statement, as such information is not among the key aspects of the offering or among the most significant aspects that should be considered by potential investors. See Item 503(a) of Regulation S-K. Please remove this disclosure from the Summary.

In the event you continue to include this disclosure, please explain why you believe such information is material, given you have not committed to undertake to update potential investors on changes in the holdings of these entities either pre- or post-IPO. Additionally, expand your disclosure as follows:

•	Describe the nature of the support provided by each investor identified on pages 5 and 125 (e.g., identify the round of financing each participated in);

•

Expand your disclosure on pages 5 and 125, by cross-reference or otherwise, to highlight that the largest investors in the “syndicate” are related parties whose investments in the Company are disclosed on pages 228-229, and indicate the aggregate percentage of the approximately $380 million in equity financing raised from your investor syndicate that is attributable to these related party investors; and

•	Disclose whether you have agreements with any of the identified investors for the placement of additional securities of the Company.

Response to Comment 8:

The Company acknowledges the Staff’s comment and has revised pages 5 and 132 of Amendment 2 to remove reference to specific investors not included in the principal stockholder table.

Securities and Exchange Commission	- 7 -	September 1, 2021

Risk Factors Summary, page 6

9.    In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 9:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 8 of Amendment 2 to add disclosure relating to the potential risk that the majority of the Company’s operations being in China and Hong Kong poses to investors.

10.    We note certain summary risk factor disclosure regarding PCAOB audit risk in the penultimate bullet on page 8. Please supplement the existing disclosure by stating that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

Response to Comment 10:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on pages 8 and 86 of Amendment No. 2 to disclose that U.S. national securities exchanges, such as the Nasdaq, may determine to delist the Company’s securities as a result of trading prohibitions resulting from the Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act.

11.    We note your response to prior comment 9. In that regard, you have added summary risk factor and other risk factor disclosure on pages 7, 55-56 and 87-88 of the amendment indicating that “Perceptive and its affiliates engage in a broad spectrum of activities, including investments in the healthcare industry generally” and that in the ordinary course of its business activities, Perceptive’s interests “may not always coincide with the Company’s or minority ADS holders’ interests.” As applicable, please revise this disclosure to more specifically address how Perceptive’s business activities may conflict with your or ADS holders’ interests. By way of example only, disclose whether Perceptive may invest in or advise businesses that directly or indirectly compete with certain portions of the Company’s business or that are suppliers or customers of the Company.

Securities and Exchange Commission	- 8 -	September 1, 2021

Response to Comment 11

The Company acknowledges the Staff’s comment and has supplemented its disclosure on pages 7, 61 and 92 to further specify the possibility that Perceptive may invest in or advise businesses that directly or indirectly compete with certain portions of the Company’s business or that are suppliers or customers of the Company.

Organizational Structure, page 9

12.    We note your response to prior comment 1. Please revise the diagram to identify which companies are offshore holding entities and which are operating companies.

Response to Comment 12:

The Company acknowledges the Staff’s comment and has revised its organizational structure diagram to identify the entities that are operating entities. The remaining entities are holding entities.

Risk Factors, page 15

13.     Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise your risk factors to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 13:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 44-47 to highlight the potential risks associated with the Chinese government’s significant oversight and discretion, particularly in light of the Chinese government’s recent statements with relation to overseas offerings and foreign investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 109

14.    We note your response to comment 14. For each of your key research and development projects, please disclose a breakdown of your research and development expenses on a program-by-program basis as previously requested with a reconciliation to the research and development expenses on the Statement of Operations. Item 303(a)(3) of Regulation S-K requires you to discuss any significant components of revenues or expenses in order to understand your results of operations.

Securities and Exchange Commission	- 9 -	September 1, 2021

Response to Comment 14:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 122 of Amendment 2 to clarify the extent to which it tracks research and development expense by program or product candidate. The Company advises the Staff that research and development expenses directly associated with the Company’s clinical assets are tracked to some degree at the program level; however, costs associated with clinical development only become meaningful in the future once clinical trials are underway. Moreover, indirect costs associated with clinical development and the balance of the Company’s research and development expenses are not tracked at the program or candidate level. The Company expects to continue developing capabilities to track research and development expense at a more granular level, but at this time believes that providing an incomplete allocation would provide partial information without the necessary context. The Company respectfully directs the Staff to the breakdown of research and development expenses on page 123 of Amendment No. 2.

License and Collaboration Agreements, page 160

15.    We note your response to prior comment 18, and we reissue in part. You state that your royalty obligations will terminate on a product-by-product and country-by-country basis, potentially until the last-to-expire patent in each such country. Please revise your description of the royalty terms to clarify, based on information known to the Company as of the date of the registration statement, when the latest of the last-to-expire patents for a given product is expected to expire in a given country. To that end, you may provide a range of years in which you expect the last-to-expire patent in each country to expire. You may also note, as you have in your response to prior comment 18, that the expected termination of the royalty obligations will depend on factors such as the filing of additional patents covering the licensed product(s) during the term of the applicable agreement, the availability and application of patent term extensions, and/or expiration of regulatory exclusivity for such product(s) in such countries.

Response to Comment 15:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 167 through 175 of Amendment No. 2 for each license and collaboration agreement to account for the latest expected expiration date for the last-to-expire patent under each agreement.

16.    With respect to each of your license and collaboration agreements discussed beginning on page 160 of the amendment, please revise the disclosure of the royalty term to disclose the applicable “certain anniversary” of the first commercial sale of the licensed product at which time royalty payments could potentially cease.

Securities and Exchange Commission	- 10 -	September 1, 2021

Response to Comment 16:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 167 through 175 of Amendment No. 2 for each license and collaboration agreement to account for the specific anniversary date at which time royalty payments could potentially cease.

MyoKardia Exclusive License Agreement, page 161

17.    Please revise your disclosure regarding your exclusive license agreement with MyoKardia to include each of the dates on which such agreement was amended and, to the extent material, describe the purpose of such amendments.

Response to Comment 17:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 168 of Amendment No. 2 to include the dates for the development supply agreement and amendment between the Company and MyoKardia and the purpose of such amendment.

Pfizer Strategic Collaboration Agreement, page 163

18.    Please revise your discussion of your strategic collaboration agreement with Pfizer to include a brief description of all material terms of this agreement in the prospectus, including term and termination provisions.

Response to Comment 18:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 170 and 171 of Amendment No. 2 to account for the material terms of the strategic collaboration agreement with Pfizer, including term and termination provisions.

Tarsus Development and License Agreement, page 164

19.    With respect to the development and license agreement between by and between LianBio Ophthalmology Limited and Tarsus Pharmaceuticals, Inc., please revise your summary of the material terms of the agreement on page 165 of the amendment to disclose the “certain minority percentage” of fully diluted equity of Lian Ophthalmology represented by warrants you are or were obligated to issue to Tarsus under the agreement.

Response to Comment 19:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 172 of Amendment No. 2 to disclose that 12.5% of fully diluted equity of Lian Ophthalmology will be represented by the warrants the Company is obligated to issue to Tarsus.

Securities and Exchange Commission	- 11 -	September 1, 2021

License and Collaboration Agreements, page 166

20.    With respect to the agreement between LianBio Inflammatory Ltd and Lyra Therapeutics, we note your reference on page 167 of the amendment to “tiered low double-digit royalties.” Please revise to narrow the royalty range disclosed for this agreement to no more than ten percentage points.

Response to Comment 20:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 175 of Amendment No. 2 to provide a more narrow royalty range.

Notes to Consolidated Financial Statements Note 2. Significant Accounting Policies (a) Basis of Presentation, page F-6

21.    You state that the consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and controlled entities, which include the People’s Republic of China registered entities directly owned by the Company. Please address the following:

•	Tell us what you mean by “controlled entities” and what your ownership interest is in each arrangement. Tell us the significance of these entities to your total consolidated financial statements.

•

Clarify if you have any contractual arrangements with the controlled entities that would result in consolidation. If such is the case, please provide additional disclosure of these contractual arrangements.

•	Clarify the accounting literature used to consolidate the controlled entities and your basis thereof.

•	Confirm that you do not have any variable interest entities, VIEs, for which you have concluded you are the primary beneficiary and consolidate.

•

If you have VIEs, please provide disclosure required by ASC 810-10-50. If the VIEs constitute a material part of your consolidated financial statements, please provide in tabular form a condensed consolidating schedule – depicting the financial position, cash flows and results of operation for the parent, the consolidated variable interest entities, and any eliminating adjustments separately – as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Securities and Exchange Commission	- 12 -	September 1, 2021

Response to Comment 21:

The Company advises the Staff that it does not have any “controlled entities” or variable interest entities. In response to the Staff’s comment, the Company has revised its disclosure on page F-8 of Amendment No. 2 to remove the reference to “controlled entities”.

Note 3. Material Agreements, page F-12

22.    We note your response to our comment 23. Please address the following:

•	Explain the basis of your determination that the warrants issued in connection with your license agreements are related to the equity host instrument and should be classified as equity.

•	Clarify on page F-13 the conversion rate of the MyoKardia warrants into ordinary shares of the Company

•

You state on page F-12 that you valued the warrants to purchase 100,000 ordinary shares in Lian Oncology, a subsidiary of LianBio, at $1.0 million. On page F-13 you granted warrants to purchase 170,000 ordinary shares in Lian Cardiovascular, a subsidiary of LianBio, valued at $33.8 million. Please help us to understand the reason for the significant difference in valuation between two grants, taking into consideration the warrants are to purchase shares of different subsidiaries of the Company. Tell us how you determined the current price of the underlying share of $275.00 as disclosed in Note 9(c) on page F-19 for the MyoKardia warrants compared to $10.00 for the QED warrants.

•

Please tell us why you believe the $20.0 million upfront payment received from Pfizer to perform Research and Development services is appropriately considered a contra-R&D instead of deferred revenue. It appears Pfizer is considered a customer and research development is part of your ongoing major central operations. Refer to ASC 606 and ASC 808.

Response to Comment 22:

The Company acknowledges the Staff’s comment and offers the below responses:

•

The Company has determined that the warrants issued in connection with its license agreements should be classified as equity both prior to and after performance has occurred. Initially, the Company accounted for the warrants as nonemployee awards pursuant to ASC 718. Under ASC 718-10-25-8 to 19, the warrants would not be classified as a liability because (i) the warrants do not include “other” vesting conditions, (ii) there is no broker-assisted cashless exercise, (iii) there is no put or call associated with the warrants, (iv) there are no provisions tied to the minimum statutory withholding requirements, (v) they are not mandatorily redeemable, (vi) there is no obligation to buy back shares in exchange for cash or other assets, and (vii) the settlement of the warrants is for a fixed number of shares. The guidance in ASC 718 for nonemployee awards stipulates that once performance is complete, classification of the warrants is determined pursuant to other generally accepted accounting principles.

Securities and Exchange Commission	- 13 -	September 1, 2021

Subsequent to the performance conditions being met, the Company has determined that the warrants should continue to be classified as equity based on the below factors. The warrants are not within the scope of ASC 480-10 and therefore are not to be accounted for as liabilities because (i) they are not mandatorily redeemable, (ii) there is no obligation to buy back shares in exchange for cash or other assets, and (iii) the settlement of the warrants is for a fixed number of shares. Accordingly, the warrants are classified as equity based on the guidance in ASC 815-10.

Additionally, the warrants are not considered derivatives because they meet both of the scope requirements set forth in ASC 815-10-15-74. Specifically, the warrants are (i) indexed to the Company’s common stock and (ii) classified in stockholders’ equity. The warrants are indexed to the Company’s common stock because (a) per ASC 815-40-15-7, they are not based on an observable market or index other than the Company’s common stock, and the settlement amount is for a fixed number of shares and (b) per ASC 815- 40-25-1 through 6, the warrants are to be settled in equity only, not cash. The warrants are therefore classified in equity because, per ASC 815-40-25-1 through 6, the warrants are to be settled in equity only, not cash.

Further, the warrants are classified as equity because they meet the requirements of ASC 815-40-25-7 through 35 and settlement of the warrants are only in equity and not in cash. The requirements related to the warrants are: (i) settlement is permitted in unregistered shares, if necessary, if the registered shares are insufficient to meet the conversion requirements of the warrants, (ii) there is sufficient authorized and unissued shares to settle the warrants, (iii) the warrant contains an explicit share limit based on a fixed number of shares, (iv) no cash payment is required if the Company fails to make timely filings with the Commission, (v) no cash-settled top-off or make-whole provision is required if the Company fails to achieve a certain level of return on investment, (vi) no counterparty rights rank higher than shareholder rights, and (vii) no collateral is required.

•	The Company has revised its disclosure on page F-16 of Amendment No. 2 to further clarify the conversion rate of the Myokardia warrants.

•

In response to the Staff’s comment, the Company advises the Staff that the difference in value between the MyoKardia and QED warrants is driven by warrants a) in different legal entities with uniquely different assets within separate therapeutic areas and corresponding equity values, b) with different strike prices and c) that exercise into different proportions of the fully-diluted shares of each entity. Based on these factors, the two warrants are not directly comparable in value.

The current price for the MyoKardia warrants was based on a valuation prepared by an independent appraiser. The current price for the QED warrants was determined based on the Seed Funding value of $10.00 per share, which the Company determined was an appropriate proxy because the warrants were issued on the same day as the Seed Funding. There were no other assets within the Company at that time.

Securities and Exchange Commission	- 14 -	September 1, 2021

•

With regards to the Pfizer agreement, the Company advises the Staff that it did not identify this as a collaboration agreement under ASC 808 as Pfizer does not have significant risks related to the agreement. The Company did not identify this as a contract with a customer under ASC 606 as Pfizer is not considered a customer since the Company retains control over all product inventions generated jointly by the Company and Pfizer and providing research services is not considered ordinary activities of the Company. The Company notes that ASC 606 does not define ordinary activities, and as a basis of the Company’s conclusion it referenced FASB Concepts Statement No. 6, which refers to ongoing major or central operations as activities that the entity attempts to fulfill its basic function in the economy of producing and distributing goods or services at prices that enable it to pay for the goods and services it uses and to provide a return to its owners. As the Company is an early stage company, it primarily focuses on researching and developing intellectual property in order to develop product candidates to commercialize in the future. The Company’s equity holders will not receive returns based on the research and development activities it performs and, therefore, the Company does not identify research and development activities as part of its ordinary activities.

As the Company determined the Pfizer agreement did not fall under the scope of ASC 808 or ASC 606, the Company analyzed the agreement to determine if it should be accounted for under ASC 730-20 – Research and Development Arrangements or ASC 470-10-25 – Sale of Future Revenues. The Company noted that when the agreement was executed, the research and development risk was substantive, and it was not known or probable whether the completion of research and development would be successful and result in a commercially viable product. The Company concluded that the agreement was within the scope of ASC 730-20 as disclosed in the notes to the financial statements since there is no requirement for the Company to pay Pfizer a specified percentage or amount of revenue for a particular product line, business segment, trademark, patent, or contractual right for a defined period of time and there is no obligation for the Company to repay Pfizer.

*    *    *

Securities and Exchange Commission	- 15 -	September 1, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call my office at (617) 235-4961.

Very truly yours,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc:	Yizhe Wang, Ph.D. (LianBio)